                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


                   Under the Securities Exchange Act of 1934*


                          MISSION RESOURCES CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   079895 20 7
                                 (CUSIP Number)

                               D. Martin Phillips
                            EnCap Investments L.L.C.
                           1100 Louisiana, Suite 3150
                              Houston, Texas 77002
                                 (713) 659-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 16, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 079895 20 7                                           SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

      ENCAP INVESTMENTS L.L.C.

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[ ]

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization     EnCap Investments L.L.C.
                                               ("EnCap Investments") is a
                                               limited liability company
                                               organized under the laws of the
                                               State of Delaware


      Number of        (7)      Sole Voting Power                           0
      Shares Bene-
      ficially         (8)      Shared Voting Power                 1,235,446(1)
      Owned by
      Each             (9)      Sole Dispositive Power                      0
      Reporting
      Person With      (10)     Shared Dispositive Power            1,235,446(1)

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,235,446
                                                                    ---------


(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]


(13)  Percent of Class Represented by Amount in Row (11)                 5.2%(2)
                                                                         ----


(14)  Type of Reporting Person (See Instructions)                          OO

--------------------------
         1 EnCap Investments may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by EnCap III, EnCap III-B, EnCap LP, and BOCP (as defined herein). See Items 2, 5 and 6.

         2 Based on 23,585,959 shares issued and outstanding as of March 20, 2003 as disclosed in the Issuer's Annual Report on Form 10-K filed March 31, 2003.

ITEM 1.   SECURITY AND ISSUER.

      No modification.

ITEM 2.   IDENTITY AND BACKGROUND.

      Items 2(a) - (c) are amended in their entirety as follows:

      (a) - (c)

      EnCap Investments L.L.C. is a Delaware limited liability company with its principal business and executive offices located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. EnCap Investments is the general partner of EnCap Energy Capital Fund III, L.P., a Texas limited partnership ("EnCap III"), EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership ("EnCap III-B"), and EnCap Equity 1994 Limited Partnership, a Texas limited partnership (" EnCap LP"). EnCap Investments also serves as an investment advisor to BOCP Energy Partners, L.P., a Texas limited partnership ("BOCP"), pursuant to a Management Agreement dated August 21, 1997. The principal business of EnCap Investments is engaging in oil and gas related investments. Current information concerning the sole member and managing directors of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Merchant Energy North America Company ("El Paso Merchant Energy").

      El Paso Merchant Energy is a Delaware corporation with its principal business and executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Merchant Energy is a broad range of activities in the energy marketplace, including asset ownership, trading and risk management, and financial services. Current information concerning the controlling person and executive officers and directors of El Paso Merchant Energy is set forth on Schedule I hereto. The controlling person of El Paso Merchant Energy is El Paso Corporation.

      El Paso Corporation is a Delaware corporation with its principal business and executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Corporation is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Corporation is set forth on Schedule I hereto.

      Items 2(d) - (f) are amended in their entirety as follows:

      (d) - (f)

      See Schedule I

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      No modification.

ITEM 4.   PURPOSE OF TRANSACTION.

      No modification.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

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      (A)  EnCap Investments. EnCap Investments, as the sole general partner of
EnCap III, is the beneficial owner of 501,351 shares of Common Stock. EnCap Investments, as the sole general partner of EnCap III-B, is the beneficial owner of 379,172 shares of Common Stock. EnCap Investments, as the sole general partner of EnCap LP, is the beneficial owner of 232,248 shares of Common Stock. EnCap Investments, as an investment advisor to BOCP, is the beneficial owner of 122,675 shares of Common Stock. EnCap Investments is therefore the beneficial owner of an aggregate of 1,235,446 shares of Common Stock. Based on the 23,585,959 shares of Common Stock outstanding as of March 20, 2003, EnCap Investments is the beneficial owner of approximately 5.2% of the outstanding shares of Common Stock.

           El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

           Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in
Schedule I is the beneficial owner of any shares of Common Stock.

      (B) EnCap Investments. As the general partner of EnCap III, EnCap Investments shares the power to vote or direct the vote and to dispose or direct the disposition of 501,351 shares of Common Stock. As the general partner of EnCap III-B, EnCap Investments shares the power to vote or direct the vote and to dispose or direct the disposition of 379,172 shares of Common Stock. As the general partner of EnCap LP, EnCap Investments shares the power to vote or direct the vote and to dispose or direct the disposition of 232,248 shares of Common Stock. By virtue of a Management Agreement (as defined in Item 6), EnCap Investments shares the power to vote or direct the vote or dispose or direct the disposition of 122,675 shares of Common Stock owned by BOCP.

           El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

           Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in
Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

      (C) Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting person, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

      (D) Except as otherwise described herein, and to the knowledge of the reporting person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

      (E) It is inapplicable for the purpose herein to state the date on which a party ceased to be owner of more than five percent (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      The following is added to Item 6:

Letter Agreement

EnCap Investments entered into a Letter Agreement (the "Letter Agreement") dated April 14, 2003 with Energy Capital Investment Company PLC, a company organized under the laws of England and Wales ("Energy PLC"). The purpose of the Letter Agreement was to amend the Investment Advisory Agreement dated February 4, 1994, as amended (the "Investment Advisory Agreement") by and between EnCap
Investments and Energy PLC. Under the Investment Advisory Agreement, EnCap Investments served (subject to the terms thereof) as an advisor and manager with respect to the investment in, and re-investment of, the Issuer's securities.

Pursuant to the Letter Agreement, on and after April 16, 2003, EnCap Investments and Energy PLC agreed that EnCap Investments will no longer have (i) any voting power with respect to the Securities (as defined in the Letter Agreement and which includes the securities of the Issuer), including the power to vote or direct the voting of the Securities, (ii) any investment power with respect to the Securities, including the power to dispose or direct the disposition of the Securities, or (iii) any other powers, rights, duties or obligations with respect to the Securities, including any powers or rights that would in any way attribute beneficial ownership of the Securities to EnCap Investments, with it being agreed by EnCap Investments and Energy PLC that all such powers, rights, duties, and obligations of EnCap Investments with respect to the Securities are revoked and that all such powers, rights, duties, and obligations with respect to the Securities are retained by, and vested solely in, Energy PLC or its applicable affiliate. Further, on and after April 16, 2003, (i) the Securities will no longer be deemed Investments (as defined in the Letter Agreement) under, or otherwise subject to the Investment Advisory Agreement, and (ii) EnCap Investments will not provide Energy PLC or its affiliates with any information regarding the Securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1    -    Letter  Agreement dated April 14, 2003 between EnCap
                     Investments L.L.C., a Texas limited liability company and Energy Capital Investment Company PLC, a company organized under the laws of England.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2003                          ENCAP INVESTMENTS L.L.C.


                                              By: /s/ D. Martin Phillips
                                                  -----------------------------
                                                  D. Martin Phillips,
                                                  Managing Director

SCHEDULE I
                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the managing directors of EnCap Investments, (ii) the directors and executive officers of El Paso Merchant Energy, and (iii) the directors and executive officers of El Paso Corporation are set forth below:


                                                                                    Name, Principal Business
                                                                                   Address of Organization in
      Name and                  Capacity in          Principal                   which Principal Occupation is
  Business Address              Which Serves         Occupation                            Conducted
  ----------------              ------------         ----------                  -----------------------------
(i) EnCap Investments
L.L.C.
David B. Miller                  Managing           Managing Director of           EnCap Investments L.L.C.
3811 Turtle Creek Blvd.        Director of            EnCap Investments             3811 Turtle Creek Blvd.
Dallas, Texas 75219                EnCap                                               Dallas, Texas 75219
                                Investments
D. Martin Phillips               Managing           Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150      Director of            EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002              EnCap                                              Houston, Texas 77002
                                Investments
Robert L. Zorich                 Managing           Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150      Director of            EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002              EnCap                                              Houston, Texas 77002
                                Investments
Gary R. Petersen                  Managing           Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150     Director of            EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002              EnCap                                              Houston, Texas 77002
                                Investments



                                                                                    Name, Principal Business
                                                                                   Address of Organization in
      Name and                  Capacity in          Principal                   which Principal Occupation is
  Business Address              Which Serves         Occupation                            Conducted
  ----------------              ------------         ----------                  -----------------------------
(ii) El Paso Merchant
Energy North America
Company

Robert W. Baker                 President and     President, El Paso                 El Paso Merchant Energy
1001 Louisiana Street             Director         Merchant Energy                    North America Company
Houston, Texas  77002                                                                 1001 Louisiana Street
                                                                                       Houston, Texas 77002


                                                                                    Name, Principal Business
                                                                                   Address of Organization in
      Name and                Capacity in              Principal                   which Principal Occupation is
  Business Address            Which Serves             Occupation                            Conducted
  ----------------            ------------             ----------                  -----------------------------
John L. Harrison               Senior Vice         Senior Vice President,           El Paso Merchant Energy
1001 Louisiana Street       President, Chief     Chief Financial Officer,            North America Company
Houston, Texas  77002       Financial Officer,    and Treasurer El Paso              1001 Louisiana Street
                              and Treasurer          Merchant Energy                  Houston, Texas 77002

H. Brent Austin                 Director            President and Chief                El Paso Corporation
1001 Louisiana Street                              Operating Officer, El              1001 Louisiana Street
Houston, Texas  77002                                Paso Corporation                  Houston, Texas 77002



                                                                                    Name, Principal Business
                                                                                   Address of Organization in
      Name and                Capacity in                Principal                   which Principal Occupation is
  Business Address            Which Serves               Occupation                            Conducted
  ----------------            ------------               ----------                  -----------------------------
(iii) El Paso Corporation
Ronald L. Kuehn, Jr.          Chairman of the         Director, Chairman of             El Paso Corporation
1001 Louisiana Street             Board,                   the Board,                  1001 Louisiana Street
Houston, Texas  77002         Chief Executive          and Chief Executive             Houston, Texas  77002
                           Officer, and Director  Officer of El Paso Corporation

H. Brent Austin                     President and         President and Chief           El Paso Corporation
1001 Louisiana Street              Chief Operating       Operating Officer of          1001 Louisiana Street
Houston, Texas  77002                  Officer            El Paso Corporation          Houston, Texas 77002

Robert W. Baker                    Executive Vice      Executive Vice President         El Paso Corporation
1001 Louisiana Street                 President         of El Paso Corporation         1001 Louisiana Street
Houston, Texas  77002                                                                  Houston, Texas 77002

Greg G. Jenkins                    Executive Vice      Executive Vice President         El Paso Corporation
1001 Louisiana Street                 President         of El Paso Corporation         1001 Louisiana Street
Houston, Texas  77002                                                                  Houston, Texas 77002

D. Dwight Scott                    Executive Vice      Executive Vice President         El Paso Corporation
1001 Louisiana Street               President and         and Chief Financial          1001 Louisiana Street
Houston, Texas  77002              Chief Financial        Officer of El Paso           Houston, Texas 77002
                               Officer Corporation
David E. Zerhusen                  Executive Vice      Executive Vice President         El Paso Corporation
1001 Louisiana Street                 President         of El Paso Corporation         1001 Louisiana Street
Houston, Texas  77002                                                                  Houston, Texas 77002

                                                                                   Name, Principal Business
                                                                                  Address of Organization in
      Name and                Capacity in                Principal               which Principal Occupation is
  Business Address            Which Serves               Occupation                        Conducted
  ----------------            ------------               ----------              -------------------------------
John W. Somerhalder II    President, Pipeline       President, Pipeline Group           El Paso Corporation
1001 Louisiana Street            Group                        of                       1001 Louisiana Street
Houston, Texas  77002                                  El Paso Corporation             Houston, Texas 77002


Peggy A. Heeg                Executive Vice       Executive Vice President              El Paso Corporation
1001 Louisiana Street          President                   and                         1001 Louisiana Street
Houston, Texas  77002             and               General Counsel of                 Houston, Texas 77002
                            General Counsel         El Paso Corporation

Jeffrey I. Beason             Senior Vice         Senior Vice President and             El Paso Corporation
1001 Louisiana Street        President and          Controller of El Paso              1001 Louisiana Street
Houston, Texas  77002         Controller                 Corporation                   Houston, Texas 77002

Byron Allumbaugh               Director              Retired Chairman                  33 Ridgeline Drive
33 Ridgeline Drive                               Ralphs Grocery Company               Newport Beach, CA 92660
Newport Beach, CA 92660

John M. Bissell                Director            Chairman of the Board of                 Bissell Inc.
2345 Walker Ave. N.W.                                    Bissell Inc.                  2345 Walker Avenue, N.W.
Grand Rapids, MI 49501                                                                 Grand Rapids, MI 49501

Juan Carlos Braniff            Director                Vice Chairman                      Universidad 1200
Universidad 1200                                     Grupo Financiero                        Col. XOCO
Col. XOCO                                                Bancomer                     Mexico, D.F.C.P. 03399
Mexico, D.F.C.P. 03339

James F. Gibbons               Director             Professor at Stanford                Stanford University
Stafford University                                     University                      Paul G. Allen Center
Paul G. Allen Center for                           School of Engineering              for Integrated Systems
Integrated Systems                                                                   Room 201 ( Mail Stop 4075)
Room 201 (M.S. 4075)                                                                     Stanford, CA 94305
Stanford, California  94305

Robert W. Goldman              Director              Business Consultant                13 Dupont Circle
13 Dupont Circle                                                                     Sugar Land, Texas 77479
Sugar Land, Texas 77479

Anthony W. Hall, Jr.           Director               City Attorney                     City of Houston
900 Bagby, 4th Floor                              City of Houston, Texas              900 Bagby, 4th Floor
Houston, Texas  77002                                                                 Houston, Texas 77002

William A. Wise                Director                 Retired                         El Paso Corporation
1001 Louisiana Street                                                                  1001 Louisiana Street
Houston, Texas  77002                                                                  Houston, Texas 77002

                                                                                   Name, Principal Business
                                                                                  Address of Organization in
      Name and                Capacity in              Principal               which Principal Occupation is
  Business Address            Which Serves             Occupation                        Conducted
  ----------------            ------------             ----------              -------------------------------
J. Carleton MacNeil Jr.        Director            Securities Consultant             3421 Spanish Trail
3421 Spanish Trail                                                                       Apt. 227D
Apt. 227D                                                                           Delray, Florida 33483
Delray, Florida 33483

Thomas R. McDade               Director          Senior Partner, McDade,        McDade, Fogler, Maines, L.L.P.
Two Houston Center                                     Fogler,                      Two Houston Center
909 Fannin, Suite 1200                              Maines, L.L.P.                909 Fannin, Suite 1200
Houston, Texas  77010                                                               Houston, Texas 77010


Malcolm Wallop                 Director           Frontiers of Freedom         Frontiers of Freedom Foundation
Frontiers of Freedom                                  Foundation                12011 Lee Jackson Memorial Hwy.
12011 Lee Jackson                                                                     Fairfax, VA 22033
Memorial Hwy.
Fairfax, Virginia  22033
Joe B. Wyatt                   Director            Chancellor Emeritus              Vanderbilt University
2525 West End Ave.,                               Vanderbilt University               2525 West End Ave.,
Suite 1410                                                                                Suite 1410
Nashville, Tennessee  37203                                                           Nashville, TN 37203

John Whitmire                  Director          Chairman of the Board,               Consol Energy, Inc.
10101 Southwest Freeway                          Consol Energy, Inc.             10101 Southwest Freeway, #380
#380                                                                                 Houston, TX 77074
Houston, Texas  77074
J. Michael Talbert             Director          Chairman of the Board,                 Transocean, Inc.
4 Greenway Plaza                                   Transocean, Inc.                     4 Greenway Plaza
Houston, Texas  77046                                                                  Houston, TX 77046

James L. Dunlap                Director           Business Consultant                1659 North Boulevard
1659 North Boulevard                                                                  Houston, TX 77006
Houston, Texas  77006

(D) Neither EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(E) Neither EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.